SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 15, 2002

Fording Inc.
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Exhibit Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

Date: April 15, 2002

By: ______________________

Name: James Fredcrick Jones

Title: Corporate Secretary

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Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

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News Release | Fording

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2G 0R4

Q1 Interim Report

FORDING INC. ANNOUNCES FIRST QUARTER RESULTS

Income from operations was $34 million, an increase of 13% from 2001. Net income rose 31% to $17 million or $0.33 per share.

Calgary, April 15 – Fording Inc. (TSE/NYSE: FDG) announced today that income from operations for the first quarter of 2002 was $34 million, an increase of 13% over the first quarter of 2001. Net income for the quarter improved to $17 million, rising 31% to $0.33 per share. The improvement primarily resulted from higher realized sales prices for the Company's metallurgical coal products.

Jim Gardiner, President and Chief Executive Officer, said; "Our first quarter results were an improvement over the prior year primarily due to the effect of higher prices. The benefits of the higher prices were offset to some extent by lower sales volumes resulting largely from slower than expected up take by customers. The export coal markets remain tightly balanced and steel market fundamentals are improving. While sales negotiations have not yet concluded for the new coal year starting April 1, 2002, we expect higher prices and anticipate Fording's export coal volumes to exceed those levels achieved last year."

For the three months ended March 31, 2002:

- Earnings per share were $0.33, an increase of 32% from a year earlier;
- Income from operations increased $4 million to $34 million;
- Cash flow increased to $33 million from $32 million over the same period last year;
- Net investing activities totalled $13 million, which largely represented expenditures to sustain the productive capacity of the operations, mine development in the Mountain Operations and advancement of the Brooks power project; and
- The Company's financial position remained strong with a net debt to net debt plus equity ratio of 19%.

A conference call to discuss these results will be held Tuesday, April 16, 2002 at 9:00 a.m. Mountain time, 11:00 a.m. Eastern time. To participate in the conference call, please dial 1-888-881-4892 or 416-640-4127 approximately ten minutes prior to the call.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read together with the Company's unaudited consolidated financial statements for the period ended March 31, 2002, management's discussion and analysis of financial condition and the consolidated financial statements of the Company for the year ended December 31, 2001, and Fording's other public disclosure. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

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Overview

Income from operations and net income rose to $34 million and $17 million respectively, for the first quarter of 2002, from $30 million and $13 million for the same period in 2001. Earnings per share of $0.33 represented an increase of 32% over the first quarter of 2001. The improvement in operating results is primarily a result of increased sales prices for the Company's metallurgical coal products, partially offset by higher distribution and operating costs and lower sales tonnage.

Summarized Statement of Net Income
(unaudited)

(in millions, except per share amounts)	For the three months ended March 31 2002	2001
Income from operations:		
Mountain Operations	$ 26.5	$ 21.0
Prairie Operations	9.2	11.0
Industrial Minerals Operations	0.4	(0.1)
Corporate	(1.8)	(1.7)
	34.3	30.2
Interest and other expenses	1.1	2.9
Income taxes	16.0	14.2
Net income	$ 17.2	$ 13.1
Basic earnings per share	$ 0.33	$ 0.25

Results of Operations

Mountain Operations

The Mountain Operations improved their operating income to $27 million in the first quarter of 2002 from $21 million for the same period in 2001. This increase was a result of stronger export coal prices, reflecting the increases negotiated for the coal year commencing April 1, 2001. The effect of higher prices was partially offset by lower sales volumes and higher cost of sales. Metallurgical coal sales for the quarter were low at 3.2 million tonnes and 20% below the first quarter of 2001. Factors explained last quarter have resulted in reduced sales and delayed vessel arrivals, and carryover into the 2002 coal year starting April 1 amounted to 700,000 tonnes. Average sales price for the first quarter of US$43 per tonne was an increase of 22% over the first quarter of 2001 and in line with pricing from the previous two quarters. The Canadian dollar price only increased 16% to $60, as the advantage of a weaker Canadian dollar was more than offset by previously established foreign exchange forward contracts. The realized exchange rate was US$0.71 in the first quarter of 2002 as compared to US$0.68 in the first quarter of 2001. Operating revenue decreased to $194 million from $208 million in 2001 due to lower volumes sold.

Cost of sales decreased to $153 million in the first quarter of 2002 from $174 million in the same period of 2001 due to lower sales volumes, however, unit cost of sales increased 10% to $48 per tonne. The rise in unit cost is attributable to higher distribution costs and increased production costs. Distribution costs were similar to the fourth quarter of 2001 and reflect rail and port rates that increased effective April 1, 2001. Mountain Operations were normal during the quarter, however, the unit cost of production was 10% higher than the same period in 2001, reflecting a one-week shutdown, higher equipment maintenance costs and increased haul distances partially offset by lower energy costs. Inventory levels permitted a vacation shutdown during the school

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spring break. Selling, general and administration expenses were essentially unchanged while depreciation and depletion increased $1 million due to capital spending programs in 2001.

Prairie Operations

Income from operations declined to $9 million in the first quarter 2002 from $11 million in the same period of 2001 due to lower royalty revenues received from third-party mining of Fording reserves, combined with the completion of the Mildred Lake contract during the third quarter of 2001. The two mine-mouth thermal operations at Genesee and Whitewood remain stable contributors to the financial results of the Company. Coal deliveries in the current quarter of 1.7 million tonnes increased from 1.3 million tonnes in 2001, as Unit 4 at the Wabamun power station was out of service in the first quarter of 2001.

Industrial Minerals Operations

Income from operations of $0.4 million in the first quarter of 2002 was up from a small loss in the same period of 2001. Wollastonite sales volumes of 22,000 tonnes were 14% lower than the prior year but in line with the previous quarter. Average US dollar sales prices rose 10% to US$322 per tonne.

Other

Corporate costs increased slightly in the first quarter 2002 from the first quarter 2001. Selling, general and administration expenses increased mainly because of the additional costs of being a public company which were offset by lower depreciation and depletion due to certain corporate assets being fully depreciated.

Interest and other expenses decreased to $1 million from $3 million due to lower interest rates and debt levels in the current year's first quarter.

Income taxes totalled $16 million in the first quarter of 2002 compared with $14 million in the same period of 2001 as a result of higher pre-tax income. The effective tax rate was 48% in the first quarter of 2002, as compared to 52% in the first quarter of 2001. This is primarily a result of reductions in Alberta and British Columbia income tax rates in April 2001 and January 2002, respectively.

Liquidity and Capital Resources

As at March 31, 2002, the Company's cash and cash equivalents were $8 million. Cash flow rose slightly to $33 million in the three months ended March 31, 2002 from $32 million over the comparable period in 2001. Cash used in investing activities rose to $13 million in the first quarter of 2002 from $2 million in the same period of 2001. Spending in the current year relates to normal maintenance expenditures required to sustain existing operations, mine development in the Mountain Operations and approximately $2 million for advancement of the Brooks power project.

The net increase in non-cash working capital of $24 million in the first quarter of 2002 from an increase of $4 million in the same period of 2001 was primarily as a result of increases to inventories, income tax instalments in excess of current taxes payable and a decline in accounts payable. Income tax instalments were paid based on anticipated earnings for the calendar year and income taxes payable are forecasted to exceed tax instalments over the next three quarters.

Long-term debt and bank indebtedness increased $14 million in the first quarter of 2002 to fund the current period's working capital requirements and capital expenditures. Dividends in the amount of $7 million or $0.125 per share were declared and paid in the quarter. There were no shares purchased under the normal course issuer bid in the first quarter of 2002. Looking forward, the Company believes that cash generated from operations and its borrowing capacity will be more than sufficient to meet its current working capital requirements, anticipated capital expenditures and dividend payments. At March 31, 2002, the Company had unused lines of credit of $59 million under its syndicated bank facility.

Outlook

Fording's Mountain Operations continue to have the largest impact on the financial results of the Company. Sales negotiations with a majority of our metallurgical customers have not yet concluded for the new coal year starting April 1. Certain North American and European sales have been settled at prices in excess of those achieved in 2001. Where price negotiations have not yet been settled, coal is shipped pursuant to interim price arrangements, subject to retroactive adjustments upon contract settlement.

Market indications and sales objectives for the year do not, at this time, indicate a change to our guidance for sales volume of 15.7 million tonnes for 2002. However, given the variability of vessel timing and the nature of metallurgical coal markets, sales volumes could potentially vary by up to 5% around this estimate. Indications are that markets remain tightly balanced. Steel market fundamentals are improving and most of the major economies are showing encouraging signs of recovery. This suggests demand for high-quality coking coal will remain stable or strengthen over the next coal year. Supply of hard coking coal for 2002 is not expected to increase from last year and there is a possibility that supply out of the U.S. may continue its downward trend. Our expectations continue to be that prices will improve from 2001 coal year levels. We will provide further guidance once 2002 coal year prices and tonnage are finalized.

Westshore Terminals in British Columbia provides ship-loading services for approximately 90% of the Company's metallurgical coal sales. Agreements covering 60% of this volume expired on March 31, 2002 and further agreements covering an additional 25% expire on December 31, 2002. Negotiations to renew these agreements are ongoing. In the interim, coal is being loaded pursuant to provisional price arrangements. The remaining agreement expires on December 31, 2004.

In the Prairie Operations, the Company is participating in a competitive bid process for a long-term arrangement at both the Whitewood and Highvale mines, to take effect on January 1, 2003. The current Whitewood contract will be completed on December 31, 2002, while the Highvale mine-mouth operation, which is adjacent to Whitewood, is not currently operated by the Company. The Highvale operation mines over 12 million tonnes of coal annually. At the Genesee power station, EPCOR is proceeding with the construction of the third generating unit, which will increase Fording's mining activity in late 2004. Also, the Company continues feasibility work and advancement of the regulatory approval process for a coal-fired electric power station at Brooks, Alberta. A decision to proceed with the project is dependent upon regulatory approval and satisfactory commercial arrangements.

FORWARD-LOOKING STATEMENT

Certain information included in this document is forward-looking including, without limitation, statements relating to the prices and demand for Fording's products or the impact of recent events. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in our public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca

OPERATING DATA

	For the three months ended March 31 2002	2001
Mountain Operations		
Coal production (million tonnes)		
Total	**4.0**	4.3
Net production*	**3.7**	4.1
Coal sales (million tonnes)	**3.2**	4.0
Average sales price (US$/tonne)	**$ 42.83**	$ 35.15
Average sales price (CDN$/tonne)	**$ 60.39**	$ 51.83
Prairie Operations		
Coal delivered (million tonnes)	**1.7**	1.3
Industrial Minerals Operations		
Wollastonite sales (thousand tonnes)	**22**	26
Average sales price (US$/tonne)	**$ 322**	$ 293
Employees at period-end	**1,915**	1,898

* A joint-venture partner in the Greenhills Operations takes its 20% share of production in-kind.

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FINANCIAL STATEMENTS

Consolidated Statement of Income
(unaudited)

(in millions, except per share amounts)	For the three months ended March 31 2002	2001
Revenues	$ 221.5	$ 242.8
Expenses		
Cost of sales	165.8	191.2
Selling, general and administration	3.3	3.2
Depreciation, depletion	18.1	18.2
	187.2	212.6
Income from operations	34.3	30.2
Interest and other expenses, net (Note 3)	1.1	2.9
Income before taxes	33.2	27.3
Income taxes	16.0	14.2
Net income	$ 17.2	$ 13.1
Weighted average number of common shares outstanding	52.0	52.5
Basic earnings per common share	$ 0.33	$ 0.25
Diluted earnings per common share	$ 0.33	$ 0.25

Consolidated Statement of Retained Earnings
(unaudited)

(in millions)	For the three months ended March 31 2002	2001
Balance, beginning of period	$ 423.6	$ 361.2
Net income	17.2	13.1
Dividends	(6.5)	(7.0)
Balance, end of period	$ 434.3	$ 367.3

Consolidated Statement of Cash Flows

(unaudited)

(in millions)	For the three months ended March 31 2002	2001
Operating activities		
Net income	$ 17.2	$ 13.1
Depreciation, depletion	18.1	18.6
Future income taxes	(1.1)	(0.6)
Reclamation of minesites	0.5	0.6
Employee future benefits	(1.5)	0.8
Other	-	(0.5)
Cash flow	33.2	32.0
Change in non-cash working capital	(24.1)	(3.8)
Cash from operations	9.1	28.2
Financing activities		
Dividends	(6.5)	(7.0)
Change in long-term debt	4.0	(17.0)
Change in bank indebtedness	10.2	4.5
Issuance of capital stock	0.2	-
	7.9	(19.5)
Investing activities		
Additions to capital assets	(12.8)	(3.4)
Proceeds on disposal of capital assets	0.1	0.6
Other	(0.1)	0.6
	(12.8)	(2.2)
Cash position*		
Increase (decrease) in cash	4.2	6.5
Cash at beginning of period	3.7	2.6
Cash at end of period	$ 7.9	$ 9.1

* Cash is comprised of cash and investments maturing within three months

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Consolidated Balance Sheet
(unaudited)

(In millions)	March 31 2002	December 31 2001
Assets		
Current assets		
Cash and temporary investments	$ 7.9	$ 3.7
Accounts receivable	52.7	54.3
Inventories	170.0	156.8
Prepaid expenses	12.4	6.9
	243.0	221.7
Capital assets	1,478.7	1,466.5
Less: Accumulated depreciation and depletion	677.2	659.4
	801.5	807.1
Other assets	11.4	11.5
	$ 1,055.9	$ 1,040.3
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	$ 11.1	$ 0.9
Accounts payable	73.2	78.5
Income taxes payable	-	1.7
	84.3	81.1
Non-current liabilities	60.7	61.7
Long-term debt	135.0	131.0
Future income taxes	177.2	178.3
	457.2	452.1
Shareholders' equity		
Capital stock	125.8	125.5
Capital contributed	1.8	1.8
Retained earnings	434.3	423.6
Foreign currency translation adjustments	36.8	37.3
	598.7	588.2
	$ 1,055.9	$ 1,040.3

//

Notes to Consolidated Financial Statements
(unaudited)

1. Accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with the Company's annual consolidated financial statements included in the 2001 Annual Report and other public disclosure.

Stock-based compensation

No compensation expense is recognized for stock-based compensation plans when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options or purchase of stock is credited to share capital.

On January 1, 2002 the Canadian Institute of Chartered Accountants (CICA) Section 3870, Stock-based Compensation and Other Stock-based Payments became effective. The new section applies to all awards granted on or after January 1, 2002. When a company does not use the fair value based method of accounting, it must disclose fair value based income and earnings per share information.

Under the new recommendations, the Company's accounting for stock options is unchanged from prior periods, except for additional disclosure requirements as detailed in note 6.

2. Corporate reorganization

On October 1, 2001, as part of a corporate Plan of Arrangement, Canadian Pacific Limited ("CPL") distributed its interests in Fording Corporation (old Fording Inc.) to a newly created publicly held Company, Fording Inc. (new Fording Inc.). As both Fording Corporation and Fording Inc. were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of Fording Corporation became the historical financial information of newly formed Fording Inc.

3. Other expenses, net

(in millions)	For the three months ended March 31 2002	2001
Interest expense	$ 1.2	$ 2.9
Interest income	(0.1)	-
	$ 1.1	$ 2.9

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4. Segment information

(in millions)	For the three months ended March 31 2002	2001
Mountain Operations		
Revenues	$ 193.8	$ 208.2
Cost of sales	153.0	173.5
Selling, general and administration	0.5	0.5
Depreciation, depletion	13.8	13.2
Income from operations	26.5	21.0
Prairie Operations		
Revenues	15.5	22.3
Cost of sales	4.6	9.1
Depreciation, depletion	1.7	2.2
Income from operations	9.2	11.0
Industrial Minerals Operations		
Revenues	12.2	12.3
Cost of sales	8.2	8.6
Selling, general and administration	1.2	1.6
Depreciation, depletion	2.4	2.2
Income from operations	0.4	(0.1)
Corporate		
Selling, general and administration	1.6	1.1
Depreciation, depletion	0.2	0.6
Income from operations	(1.8)	(1.7)
Total		
Revenues	$ 221.5	$ 242.8
Cost of sales	165.8	191.2
Selling, general and administration	3.3	3.2
Depreciation, depletion	18.1	18.2
Income from operations	34.3	30.2
Other expenses, net	1.1	2.9
Income taxes	16.0	14.2
Net income	$ 17.2	$ 13.1

5. Earnings per share

Fording became an independent corporate entity on October 1, 2001 with its shares trading on the Toronto and New York stock exchanges effective October 3, 2001. Basic earnings per share has been calculated assuming that for all periods prior to October 1, 2001 the number of Fording shares outstanding was that which was outstanding immediately upon the completion of the Plan of Arrangement, which was 52.5 million shares.

Similarly, diluted earnings per share has been calculated assuming that the number of Fording options outstanding immediately after the completion of the Plan of Arrangement were outstanding for all periods prior to October 1, 2001. In calculating diluted earnings per share, the net income remains unchanged from the basic earnings per share calculation and the number of shares outstanding was increased for the dilutive effect of outstanding stock options. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(in millions)	For the three months ended March 31 2002	2001
Weighted average number of common shares - basic earnings per share	52.0	52.5
Effect of dilutive securities - stock options	0.3	0.2
Weighted average number of common shares - diluted earnings per share	52.3	52.7

6. Stock-based compensation

On February 15, 2002, the Company issued 224,960 options to purchase common shares at the five-day weighted average trading price of the shares on the Toronto Stock Exchange ($27.60) under the Company's Key Employee Stock Option Plan. The expiry date of options is ten years after the grant date and the options become exercisable over a three-year vesting period.

On a pro-forma basis, had compensation cost for the Company's stock options issued in 2002 been determined based on the fair value method, the Company's net income and earnings per share would have been reduced to the amounts shown below.

(In millions, except earnings per share)		For the three months ended March 31, 2002
Net Income	As reported	$17.2
	Pro-forma	$17.0
Basic and diluted earnings per share	As reported	$0.33
	Pro-forma	$0.33

The fair value of options at date of grant was estimated at $2 million using the Black-Scholes model with the following weighted average assumptions:

	2002
Expected life (years)	6
Interest rate	4.9%
Volatility	33%
Dividend yield	1.6%

For the pro-forma net income calculation, the fair value of options is amortized to compensation expense over the vesting period of the options, which resulted in a $0.2 million adjustment in the first quarter of 2002.

7. Foreign exchange forward contracts

Exchange rate movements can have a significant impact on results as a significant portion of the Company's operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. *To manage its exposure to currency fluctuations, the Company has entered into foreign* exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The following chart summarizes the Company's hedged positions commencing April 1, 2002. The unrealized loss on foreign exchange forward contracts as at March 31, 2002 is $181.9 million.

Year	Amount Hedged (millions of US$)	Average Exchange Rates (CDN$/US$)	(US$/CDN$)
2002	$ 461	1.44	0.69
2003	585	1.54	0.65
2004	386	1.51	0.66
2005	280	1.48	0.68
2006	45	1.60	0.62
Total	$ 1,757		

8. Commitments and Contingencies

There are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Company's 2001 Annual Report.

9. Reclassification

Certain 2001 figures have been reclassified to conform to the presentation adopted for 2002.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca

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